VIA EDGAR

March 27, 2013

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:
360 Funds (the “Trust”) (File Nos. 333-123290 and 811-21726) on behalf of the Snow Capital Dividend Plus Fund, Snow Capital Focused Value Fund, Snow Capital Hedged Equity Fund, Snow Capital Index Plus Fund, Snow Capital Inflation Advantaged Equities Fund, Snow Capital Mid Cap Value Fund (collectively, the “Snow Capital Funds”) and the Stringer Growth Fund (the “Stringer Fund”, and collectively with the Snow Capital Funds, the “Funds”), the proposed new series of the Trust

Ladies and Gentlemen:

At the request of Ms. Laura Hatch of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter is in response to conversations with Ms. Hatch on March 27, 2013 in connection with the review of Post-Effective Amendment No. 16 to the Trust’s Registration Statement on Form N-1A, filed electronically on January 15, 2013 and the Trust’s previous correspondence regarding the same filed on March 25, 2013 (the “Prior Correspondence”).  Each of the responses below indicates revisions to the Trust’s original response; where a Prior Correspondence response was modified in part, new language is underlined and removed language has been struck through.

Revised Response to Comment 5 on page 2 of the Prior Correspondence

5.	Comment:
With respect to the Expense Example for each Fund, provided the Fund will not have a Contingent Deferred Sales Charge (“CDSC”), remove language related to the CDSC.  Also, confirm the Expense Examples have been calculated correctly for the 1 and 3 year periods.

Response:
~~We have removed references to a CDSC in each Expense Example.~~ Each Snow Capital Fund will have a CDSC for its Class A Shares; accordingly the CDSC disclosure will remain in the Expense Example disclosure. In addition, the Expense Example for each of the respective Snow Capital Funds has been recalculated, and the Expense Examples for each Fund now read as follows:

Snow Capital Focused Fund

Period Invested	1 Year	3 Years
Class A Shares	$660	$3,359
Class I Shares	$117	$2,934

Snow Capital Hedged Equity Fund

Period Invested	1 Year	3 Years
Class A Shares	$660	$2,260
Class I Shares	$117	$1,764

Snow Capital Index Plus Fund

Period Invested	1 Year	3 Years
Class A Shares	$660	$3,272
Class I Shares	$117	$2,840

Snow Capital Inflation Advantaged Equities Fund

Period Invested	1 Year	3 Years
Class A Shares	$660	$3,381
Class I Shares	$117	$2,957

Snow Capital Dividend Plus Fund

Period Invested	1 Year	3 Years
Class A Shares	$660	$3,327
Class I Shares	$117	$2,899

Snow Capital Mid Cap Value Fund

Period Invested	1 Year	3 Years
Class A Shares	$660	$3,327
Class I Shares	$117	$2,899

Revised Response to Comment 1 re: Snow Capital Index Plus Fund on page 7 of Prior Correspondence

1.	Comment:
Pursuant to Rule 35d-1, confirm that at least 80% of the Fund’s net assets will be invested in securities that are among the top 300 securities by weighting in the Russell 3000 Value Index, or change the name of the Fund. In either case, also provide additional disclosure about the investment process for the Fund.

Response:	The Fund’s name has been changed to Snow Capital Market Plus Fund, which has been reflected throughout the registration statement.

In addition, we have revised and added disclosure regarding the investment process for the Fund on pages 11 and 26 of the prospectus, which reads as follows:

Under normal market conditions, the Fund will invest at least 80% of its net assets in equity securities of companies that are among the top 300 securities by weighting in the Russell 3000 Value Index.  The Fund will invest in each of the top 20 securities by weighting in the Russell 3000 Value Index.  The Adviser will use a fundamental analysis and valuation techniques to determine an appropriate weight for each position.

Revised Response to Comment 3 on pages 9-10 of Prior Correspondence

3.	Comment:
With respect to the expense table, confirm that the Fund’s estimated “Other Expenses” for its first fiscal year are of a sufficient amount to require Stringer Asset Management, LLC (the “Adviser”) to fulfill its obligations under the expense limitation agreement described in the footnote to the table. Otherwise, remove references to the expense limitation in the footnote.

Response:
The Trust has revised its estimate of the Fund’s “Other Expenses” for its first fiscal year, and such expenses are in an amount that will require the Adviser to fulfill its obligations under the expense limitation agreement. The Annual Fund Operating Expenses table has been amended, and is now presented as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A shares	Class C shares	Institutional Class shares
Management Fees	0.95%	0.95%	0.95%
Distribution and Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses1	1.03%	1.03%	1.03%
Acquired Fund Fees and Expenses	0.40%	0.40%	0.40%
Total Annual Fund Operating Expenses	2.63%	3.38%	2.38%
Fee Waivers and Expense Reimbursement2	-0.58%	-0.58%	-0.58%
Total Annual Fund Operating Expenses after Fee Waivers and Expense Reimbursement	2.05%	2.80%	1.80%

1 Because the Fund is new, these expenses are based on estimated amounts for the Fund’s current fiscal year.

2  Stringer Asset Management, LLC (the “Adviser”) has entered into an Expense Limitation Agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses (exclusive of interest, taxes, brokerage fees and commissions, acquired funds fees and expenses, extraordinary expenses, interest and dividend expenses in connection with securities sold short, and payments, if any, under the Rule 12b-1 Plan) to not more than 1.40% through at least April 30, 2014~~, and subject thereafter to annual re-approval of the Agreement by the Board of Trustees~~.  Subject to approval by the Fund’s Board, any waiver under the Expense Limitation Agreement is subject to repayment by the Fund within the three fiscal years following the year in which such waiver occurred, if the Fund is able to make the payment without exceeding the 1.40% expense limitation. The current contractual agreement cannot be terminated prior to at least one year after the effective date without the Board of Trustees’ approval.

* * * * * * * * *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 336-607-7512.  Thank you for your consideration.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

cc:	Laura Hatch
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Christopher Anci
360 Funds
420 Lexington Avenue, Suite 601
New York, NY 10170